UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2003

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In October 2003 there were not operations with secutiries and derivatives in accordande with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x) Controller's
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	513,608,461,696	64.2862	32.3863
Non-Voting Shares	17,745,430,092	2.2549	1.1189
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	513,608,461,696	64.2862	32.3863
Non-Voting Shares	17,745,430,092	2.2549	1.1189

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In October 2003 there were not operations with secutiries and derivatives in accordande with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x)Board of Directors	( )Board of Executive Officers	( )Audit Committee	( )Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	7,590,107,474	0.9500	0.4786
Non-Voting Shares	7,816,378,912	0.9932	0.4928
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	7,590,107,474	0.9500	0.4786
Non-Voting Shares	7,816,378,912	0.9932	0.4928

In October 2003 there were not operations with secutiries and derivatives in accordande with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Bradesco BCN Leasing S.A. Arrendamento Mercantil
Group and Family Dependants	(x)Board of Directors	( )Board of Executive Officers	( )Audit Committee	( )Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	5	0.0010	0.0010
Non-Voting Shares
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	5	0.0010	0.0010
Non-Voting Shares

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In October 2003 were done the following operations with secutiries and derivatives in accordande with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	(x)Board of Executive Officers	( )Audit Committee	( )Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	709,308,365	0.0887	0.0447
Non-Voting Shares	1,450,392,880	0.1843	0.0914
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Non-Voting Shares	Bradesco S.A. C.T.V.M	sell	06/out	1,000,000	12.25	R$ 12,250.00
Non-Voting Shares		sell	06/out	1,000,000	12.30	R$ 12,300.00
Non-Voting Shares		sell	06/out	3,000,000	12.09	R$ 36,270.00
Non-Voting Shares		Total		5,000,000		R$ 60,820.00
Common Shares		buy	10/out	1,000,000	9.80	R$ 9,799.97
Common Shares		buy	09/out	3,300,000	9.90	R$ 32,670.00
Common Shares		buy	08/out	1,000,000	9.95	R$ 9,949.98
Common Shares		buy	31/out	2,000,000	10.15	R$ 20,300.00
Common Shares		buy	31/out	2,300,000	10.20	R$ 23,460.00
Common Shares		buy	31/out	2,500,000	10.21	R$ 25,525.00
Common Shares		Total		12,100,000		R$ 121,704.95
Common Shares		sell	08/out	400,000	9.97	R$ 3,988.00
Common Shares		sell	08/out	500,000	9.96	R$ 4,980.00
Common Shares		sell	08/out	500,000	10.00	R$ 5,000.00
Common Shares		sell	08/out	5,000,000	9.95	R$ 49,749.99
Common Shares		sell	31/out	1,000,000	10.21	R$ 10,210.00
Common Shares		sell	31/out	5,000,000	10.22	R$ 51,100.00
Common Shares		sell	31/out	9,500,000	10.20	R$ 96,900.00
Common Shares		Total		21,900,000		R$ 221,927.99
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	699,508,365	0.0875	0.0441
Non-Voting Shares	1,445,392,880	0.1836	0.0911

In October 2003 there were not operations with secutiries and derivatives in accordande with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Bradesco BCN Leasing S.A. Arrendamento Mercantil
Group and Family Dependants	( )Board of Directors	(x)Board of Executive Officers	( )Audit Committee	( )Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	1	0.0002	0.0002
Non-Voting Shares
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	1	0.0002	0.0002
Non-Voting Shares

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In October 2003 there were not operations with secutiries and derivatives in accordande with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( )Board of Executive Officers	(x)Audit Committee	( )Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	597,439,266	0.0747	0.0376
Non-Voting Shares	211,207,298	0.0268	0.0133
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	597,439,266	0.0747	0.0376
Non-Voting Shares	211,207,298	0.0268	0.0133

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2003

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.